SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 07 May, 2024

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	1Q24 Part 1 of 1 dated 07 May 2024

Exhibit 1.1

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FOR IMMEDIATE RELEASE
London 7 May 2024
BP p.l.c. Group results
First quarter 2024

"For a printer friendly version of this announcement please click on the link below to open a PDF version of the announcement"

http://www.rns-pdf.londonstockexchange.com/rns/3361N_1-2024-5-6.pdf

Resilient performance, committed distributions

Financial summary	First	Fourth	First
	quarter	quarter	quarter
$ million	2024	2023	2023
Profit for the period attributable to bp shareholders	2,263	371	8,218
Inventory holding (gains) losses*, net of tax	(657)	1,155	452
Replacement cost (RC) profit*	1,606	1,526	8,670
Net (favourable) adverse impact of adjusting items*, net of tax	1,117	1,465	(3,707)
Underlying RC profit*	2,723	2,991	4,963
Operating cash flow*	5,009	9,377	7,622
Capital expenditure*	(4,278)	(4,711)	(3,625)
Divestment and other proceeds(a)	413	300	800
Net issue (repurchase) of shares	(1,750)	(1,350)	(2,448)
Net debt*(b)	24,015	20,912	21,232
Adjusted EBITDA*	10,306	10,568	13,066
Announced dividend per ordinary share (cents per share)	7.270	7.270	6.610
Underlying RC profit per ordinary share* (cents)	16.24	17.77	27.74
Underlying RC profit per ADS* (dollars)	0.97	1.07	1.66

Highlights

●     Resilient financial and operational performance: Adjusted EBITDA $10.3 billion; underlying RC profit $2.7 billion; upstream* production grew +2.1% vs 1Q23; start up of new Azeri Central East (ACE) platform in Caspian Sea
●     Growing shareholder distributions: 1Q24 $1.75 billion share buyback announced as part of our $3.5 billion commitment for the first half of 2024; Dividend per ordinary share of 7.270 cents
●     Focus on delivering our six priorities: announcement to simplify organizational structure; target to deliver at least $2 billion of cash cost* savings by the end of 2026

We've delivered another resilient quarter financially and continued to make progress on our strategy. Oil production was up and our ACE platform in the Caspian is now producing. We are simplifying and reducing complexity across bp and plan to deliver at least $2 billion of cash cost savings by the end of 2026 through high grading our portfolio, digital transformation, supply chain efficiencies and global capability hubs.

Murray Auchincloss Chief executive officer

(a)      Divestment proceeds are disposal proceeds as per the condensed group cash flow statement. There were no other proceeds for all periods stated.

(b)     See Note 9 for more information.

RC profit, underlying RC profit, net debt, adjusted EBITDA, underlying RC profit per ordinary share and underlying RC profit per ADS are non-IFRS measures. Inventory holding (gains) losses and adjusting items are non-IFRS adjustments.

* For items marked with an asterisk throughout this document, definitions are provided in the Glossary on page 30.

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bp reported solid financial performance in the first quarter with adjusted EBITDA* of $10.3 billion and underlying replacement cost profit of $2.7 billion. Our financial frame is unchanged, and we are delivering competitive shareholder distributions, announcing a $1.75 billion share buyback for the first quarter as part of our commitment of $3.5 billion for the first half of 2024.

Kate Thomson Chief financial officer

Highlights
1Q24 underlying replacement cost (RC) profit* $2.7 billion
●
Underlying RC profit for the quarter was $2.7 billion, compared with $3.0 billion for the previous quarter. Compared with the fourth quarter 2023, the result reflects lower oil and gas realizations, the impacts of the Whiting refinery outage and significantly weaker fuels margin, partially offset by significantly lower level of turnaround activity, a strong oil trading result and higher realized refining margins. The underlying effective tax rate (ETR)* in the quarter was 43%.

●
Reported profit for the quarter was $2.3 billion, compared with $0.4 billion for the fourth quarter 2023. The reported result for the first quarter is adjusted for inventory holding gains* of $0.7 billion (net of tax) and a net adverse impact of adjusting items* of $1.1 billion (net of tax) to derive the underlying RC profit. Adjusting items pre-tax include net impairment charges of $0.6 billion, largely as a result of regulatory and portfolio changes, and adverse fair value accounting effects* of $0.2 billion.

Segment results
●
Gas & low carbon energy: The RC profit before interest and tax for the first quarter 2024 was $1.0 billion, compared with $2.2 billion for the previous quarter. After adjusting RC profit before interest and tax for a net adverse impact of adjusting items of $0.6 billion, the underlying RC profit before interest and tax* for the first quarter was $1.7 billion, compared with $1.8 billion in the fourth quarter 2023. The first quarter underlying result reflects lower realizations and foreign exchange losses on Egyptian pound balances, partially offset by lower exploration write-offs. Gas marketing and trading was strong following a strong result in the fourth quarter.

●
Oil production & operations: The RC profit before interest and tax for the first quarter 2024 was $3.1 billion, compared with $1.9 billion for the previous quarter. After adjusting RC profit before interest and tax for a net adverse impact of adjusting items of $0.1 billion, the underlying RC profit before interest and tax for the first quarter was $3.1 billion, compared with $3.5 billion in the fourth quarter 2023. The first quarter underlying result reflects lower realizations, partially offset by higher production.

●
Customers & products: The RC profit before interest and tax for the first quarter 2024 was $1.0 billion, compared with a loss of $0.6 billion for the previous quarter. After adjusting RC profit before interest and tax for a net adverse impact of adjusting items of $0.3 billion, the underlying RC profit before interest and tax for the first quarter was $1.3 billion, compared with $0.8 billion in the fourth quarter 2023. The customers first quarter underlying result was lower by $0.5 billion, reflecting significantly weaker fuels margin, seasonally lower volumes, and the absence of one-off positive effects that benefited the prior quarter, partly offset by lower costs. The products first quarter underlying result was higher by $1.0 billion, reflecting higher realized refining margins, a significantly lower level of turnaround activity and higher commercial optimization, partially offset by the impacts of the Whiting refinery outage. The oil trading contribution was strong following a weak result in the fourth quarter.

Operating cash flow* $5.0 billion
●
Operating cash flow in the quarter of $5.0 billion includes a working capital* build (after adjusting for inventory holding gains, fair value accounting effects and other adjusting items) of $2.4 billion, reflecting seasonal inventory effects, timing of various payments and the price environment. (see page 27).

Delivering the next wave of efficiencies - at least $2 billion cash cost* savings
●
bp has a target to deliver at least $2 billion of cash cost savings by the end of 2026 relative to 2023. The reduction is expected to result from cost-saving measures across bp's business underpinned by high-grading the portfolio, digital transformation, supply chain efficiencies and global capability hubs. Some of these cost savings may have associated restructuring charges.

Further $1.75 billion share buyback announced for 1Q24; $3.5 billion for first half 2024 unchanged
● The $1.75 billion share buyback programme announced with the fourth quarter results was completed on 3 May 2024.
●
A resilient dividend is bp's first priority within its disciplined financial frame, underpinned by a cash balance point* of around $40 per barrel Brent, $11 per barrel RMM and $3 per mmBtu Henry Hub (all 2021 real). For the first quarter, bp has announced a dividend per ordinary share of 7.270 cents.

● bp is committed to maintaining a strong investment grade credit rating. Through the cycle, we are targeting to further improve our credit metrics within an 'A' grade credit range.
●
bp continues to invest with discipline and a returns focused approach in our transition growth* engines and in our oil, gas and refining businesses. For 2024 and 2025 we expect capital expenditure of around $16 billion per annum.

●
In setting the dividend per ordinary share and buyback each quarter, the board will continue to take into account factors including the cumulative level of and outlook for surplus cash flow*, the cash balance point and maintaining a strong investment grade credit rating.

The commentary above contains forward-looking statements and should be read in conjunction with the cautionary statement on page 36.

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Financial results

In addition to the highlights on page 2:
● Profit attributable to bp shareholders in the first quarter was $2.3 billion, compared with a profit of $8.2 billion in the same period of 2023.

- After adjusting profit attributable to bp shareholders for inventory holding gains* and net impact of adjusting items*, underlying replacement cost (RC) profit* for the first quarter was $2.7 billion, compared with $5.0 billion for the same period of 2023. This reduction in underlying RC profit for the first quarter mainly reflects lower realizations, lower industry refining margins, a strong gas marketing and trading result compared with an exceptional result in the first quarter in 2023 and the impacts of the Whiting refinery outage.

- Adjusting items in the first quarter had a net adverse pre-tax impact of $1.2 billion, compared with a net favourable pre-tax impact of $3.9 billion in the same period of 2023.

- Adjusting items for the first quarter of 2024 include an adverse impact of pre-tax fair value accounting effects*, relative to management's internal measure of performance, of $0.2 billion, compared with a favourable pre-tax impact of $4.3 billion in the same period of 2023. This difference is primarily due to a small decline in the forward price of LNG over the quarter compared to a large decline in this price during the first quarter of 2023.

● The effective tax rate (ETR) on RC profit or loss* for the first quarter was 54%, compared with 29% for the same period in 2023. Excluding adjusting items, the underlying ETR* for the first quarter was 43%, compared with 39% for the same period a year ago. The higher underlying ETR for the first quarter reflects foreign exchange impacts which are not tax deductible. ETR on RC profit or loss and underlying ETR are non-IFRS measures.

● Operating cash flow* for the first quarter was $5.0 billion, compared with $7.6 billion for the same period in 2023, reflecting the difference in the underlying RC profit for the respective periods.

● Capital expenditure* in the first quarter was $4.3 billion, compared with $3.6 billion in the same period of 2023.

● Total divestment and other proceeds for the first quarter were $0.4 billion, compared with $0.8 billion for the same period in 2023. There were no other proceeds for both periods.

● At the end of the first quarter, net debt* was $24.0 billion, compared with $20.9 billion at the end of the fourth quarter 2023 and $21.2 billion at the end of the first quarter 2023. The increase in the net debt is mainly attributable to a working capital* build.

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Analysis of RC profit (loss) before interest and tax and reconciliation to profit (loss) for the period

	First	Fourth	First
	quarter	quarter	quarter
$ million	2024	2023	2023
RC profit (loss) before interest and tax
gas & low carbon energy	1,036	2,169	7,347
oil production & operations	3,060	1,879	3,317
customers & products	988	(554)	2,680
other businesses & corporate	(300)	(16)	(90)
Consolidation adjustment - UPII*	32	95	(22)
RC profit before interest and tax	4,816	3,573	13,232
Finance costs and net finance expense relating to pensions and other post-retirement benefits	(1,034)	(977)	(785)
Taxation on a RC basis	(2,030)	(1,005)	(3,573)
Non-controlling interests	(146)	(65)	(204)
RC profit attributable to bp shareholders*	1,606	1,526	8,670
Inventory holding gains (losses)*	851	(1,497)	(600)
Taxation (charge) credit on inventory holding gains and losses	(194)	342	148
Profit for the period attributable to bp shareholders	2,263	371	8,218

Analysis of underlying RC profit (loss) before interest and tax

	First	Fourth	First
	quarter	quarter	quarter
$ million	2024	2023	2023
Underlying RC profit (loss) before interest and tax
gas & low carbon energy	1,658	1,777	3,456
oil production & operations	3,125	3,549	3,319
customers & products	1,289	803	2,759
other businesses & corporate	(154)	(97)	(296)
Consolidation adjustment - UPII	32	95	(22)
Underlying RC profit before interest and tax	5,950	6,127	9,216
Finance costs and net finance expense relating to pensions and other post-retirement benefits	(942)	(891)	(681)
Taxation on an underlying RC basis	(2,139)	(2,180)	(3,368)
Non-controlling interests	(146)	(65)	(204)
Underlying RC profit attributable to bp shareholders*	2,723	2,991	4,963

Reconciliations of underlying RC profit attributable to bp shareholders to the nearest equivalent IFRS measure are provided on page 1 for the group and on pages 6-14 for the segments.

Operating Metrics

Operating metrics	First quarter 2024	vs First quarter 2023
Tier 1 and tier 2 process safety events*	14	+5
Reported recordable injury frequency*	0.218	+8.9%
upstream* production(a) (mboe/d)	2,378	+2.1%
upstream unit production costs*(b) ($/boe)	6.00	+4.7%
bp-operated upstream plant reliability*	94.9%	-0.6
bp-operated refining availability*(a)	90.4%	-5.7

(a)      See Operational updates on pages 6, 9 and 11. Because of rounding, upstream production may not agree exactly with the sum of gas & low carbon energy and oil production & operations.

(b)     Mainly reflecting portfolio mix.

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Outlook & Guidance

2Q 2024 guidance

● Looking ahead, bp expects second quarter 2024 reported upstream* production to be slightly lower compared with first-quarter 2024.

● In its customers business, bp expects seasonally higher volumes and fuels margin to remain sensitive to movements in the cost of supply.

● In products, bp expects realized margins to be impacted by narrower North American heavy crude oil differentials, and to remain sensitive to relative movements in product cracks. In addition, bp expects the absence of the first quarter plant-wide power outage at the Whiting refinery to be partly offset by a higher level of turnaround activity.

2024 guidance
In addition to the guidance on page 2:
● bp continues to expect both reported and underlying upstream production* to be slightly higher compared with 2023. Within this, bp continues to expect underlying production from oil production & operations to be higher and production from gas & low carbon energy to be lower.

● In its customers business, bp continues to expect growth from convenience, including a full year contribution from TravelCenters of America; a stronger contribution from Castrol underpinned by volume growth in focus markets; and continued margin growth from bp pulse driven by higher energy sold. In addition, bp continues to expect fuels margin to remain sensitive to the cost of supply.

● In products, bp continues to expect a lower level of industry refining margins, with realized margins impacted by narrower North American heavy crude oil differentials. bp continues to expect refinery turnaround activity to have a similar impact on both throughput and financial performance compared to 2023, with phasing of activity in 2024 heavily weighted towards the second half.

● bp continues to expect the other businesses & corporate underlying annual charge to be around $1.0 billion for 2024. The charge may vary from quarter to quarter.

● bp continues to expect the depreciation, depletion and amortization to be slightly higher than 2023.

● bp continues to expect the underlying ETR* for 2024 to be around 40% but it is sensitive to the impact that volatility in the current price environment may have on the geographical mix of the group's profits and losses.

● bp continues to expect capital expenditure* for 2024 to be around $16 billion, but now expects the phasing to be split broadly evenly between the first half and the second half.

● bp continues to expect divestment and other proceeds of $2-3 billion in 2024, weighted towards the second half. Having realized $18.2 billion of divestment and other proceeds since the second quarter of 2020, bp continues to expect to reach $25 billion of divestment and other proceeds between the second half of 2020 and 2025.

● bp continues to expect Gulf of Mexico oil spill payments for the year to be around $1.2 billion pre-tax including $1.1 billion pre-tax paid during the second quarter.

The commentary above contains forward-looking statements and should be read in conjunction with the cautionary statement on page 36.

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gas & low carbon energy*
Financial results
●      The replacement cost (RC) profit before interest and tax for the first quarter was $1,036 million, compared with $7,347 million for the same period in 2023. The first quarter is adjusted by an adverse impact of net adjusting items* of $622 million, compared with a favourable impact of net adjusting items of $3,891 million for the same period in 2023. Adjusting items include impacts of fair value accounting effects*, relative to management's internal measure of performance, which are a favourable impact of $113 million for the first quarter in 2024 and a favourable impact of $3,934 million for the same period in 2023. Under IFRS, reported earnings include the mark-to-market value of the hedges used to risk-manage LNG contracts, but not of the LNG contracts themselves. The underlying result includes the mark-to-market value of the hedges but also recognizes changes in value of the LNG contracts being risk managed.

●      After adjusting RC profit before interest and tax for adjusting items, the underlying RC profit before interest and tax* for the first quarter was $1,658 million, compared with $3,456 million for the same period in 2023.

●      The underlying RC profit for the first quarter, compared with the same period in 2023, reflects lower realizations, foreign exchange losses on Egyptian pound balances, higher exploration write-offs, and a strong gas marketing and trading result compared with an exceptional result in the first quarter in 2023.

Operational update
●      Reported production for the quarter was 914mboe/d, 5.7% lower than the same period in 2023. Underlying production* was 3.5% lower, mainly due to base decline partially offset by major projects* which started up in 2023. Reported production includes the effect of the disposal of the Algeria business in 2023.

●      Renewables pipeline* at the end of the quarter was 58.5GW (bp net), including 20.4GW bp net share of Lightsource bp's (LSbp's) pipeline. The renewables pipeline increased by 0.2GW net during the quarter. In addition, there is over 9.5GW (bp net) of early stage opportunities in LSbp's hopper.

Strategic progress
gas
●        On 14 February, ADNOC and bp announced that they have agreed to form a new joint venture (JV) in Egypt. The JV (51% bp and 49% ADNOC) will combine the pair's deep technical capabilities and proven track records as it aims to grow a highly competitive gas portfolio. As part of the agreement, bp will contribute its interests in three development concessions, as well as exploration agreements, in Egypt to the new JV. ADNOC will make a proportionate cash contribution which can be used for future growth opportunities. Subject to regulatory approvals and clearances, the formation of the JV is expected to complete during the second half of 2024.

●        On 15 February, the floating liquefied natural gas (FLNG) vessel that is a core component of the Greater Tortue Ahmeyim (GTA) LNG project arrived at its destination on the Mauritania and Senegal maritime border. GTA Phase 1 is operated by bp (56%) with partners Kosmos Energy, Société Mauritanienne des Hydrocarbures and Société des Pétroles du Sénégal.

●        In April bp and the Korea Gas Corporation signed an agreement for bp to supply up to 9.8 million tonnes of LNG over an 11 year period starting in 2026 from bp's global LNG portfolio.

low carbon energy
●        Following the announcement in January that bp and Equinor had signed an agreement under which they would restructure their investments in their US offshore wind projects, on 4 April, bp announced it has received all the necessary regulatory approvals and it is now 100% owner of the Beacon US offshore wind projects and Equinor the Empire projects.

●        On March 15, our UK joint ventures Net Zero Teesside Power (bp 75%, Equinor 25%) and the Northern Endurance Partnership (bp 45%, Equinor 45%, Total Energies 10%) announced the selection of contractors for engineering, procurement, and construction contracts with a combined value of around $5 billion. The final award of contracts is subject to the receipt of relevant regulatory clearances and positive Final Investment Decisions (FID) by the projects and the UK government.

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gas & low carbon energy (continued)
	First	Fourth	First
	quarter	quarter	quarter
$ million	2024	2023	2023
Profit before interest and tax	1,036	2,169	7,348
Inventory holding (gains) losses*	-	-	(1)
RC profit before interest and tax	1,036	2,169	7,347
Net (favourable) adverse impact of adjusting items	622	(392)	(3,891)
Underlying RC profit before interest and tax	1,658	1,777	3,456
Taxation on an underlying RC basis	(518)	(746)	(961)
Underlying RC profit before interest	1,140	1,031	2,495

	First	Fourth	First
	quarter	quarter	quarter
$ million	2024	2023	2023
Depreciation, depletion and amortization
Total depreciation, depletion and amortization	1,293	1,290	1,440

Exploration write-offs
Exploration write-offs	203	349	(1)

Adjusted EBITDA*
Total adjusted EBITDA	3,154	3,416	4,895

Capital expenditure*
gas	639	848	647
low carbon energy	659	478	366
Total capital expenditure	1,298	1,326	1,013

	First	Fourth	First
	quarter	quarter	quarter
	2024	2023	2023
Production (net of royalties)(a)
Liquids* (mb/d)	102	99	114
Natural gas (mmcf/d)	4,708	4,637	4,962
Total hydrocarbons* (mboe/d)	914	899	969

Average realizations*(b)
Liquids ($/bbl)	76.92	78.87	79.44
Natural gas ($/mcf)	5.45	6.18	7.41
Total hydrocarbons* ($/boe)	36.64	40.17	46.95

        (a)      Includes bp's share of production of equity-accounted entities in the gas & low carbon energy segment.

(b)     Realizations are based on sales by consolidated subsidiaries only - this excludes equity-accounted entities.

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gas & low carbon energy (continued)
	31 March	31 December	31 March
low carbon energy(c)	2024	2023	2023

Renewables (bp net, GW)
Installed renewables capacity*	2.7	2.7	2.2

Developed renewables to FID*	6.2	6.2	5.9
Renewables pipeline	58.5	58.3	38.8
of which by geographical area:
Renewables pipeline - Americas	18.1	18.8	17.5
Renewables pipeline - Asia Pacific	21.3	21.3	12.2
Renewables pipeline - Europe	15.7	14.6	8.9
Renewables pipeline - Other	3.5	3.5	0.1
of which by technology:
Renewables pipeline - offshore wind	9.6	9.3	5.3
Renewables pipeline - onshore wind	12.7	12.7	6.3
Renewables pipeline - solar	36.2	36.3	27.2
Total Developed renewables to FID and Renewables pipeline	64.7	64.5	44.7

(c)      Because of rounding, some totals may not agree exactly with the sum of their component parts.

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oil production & operations
Financial results
●      The replacement cost (RC) profit before interest and tax for the first quarter was $3,060 million, compared with $3,317 million for the same period in 2023. The first quarter is adjusted by an adverse impact of net adjusting items* of $65 million, compared with an adverse impact of net adjusting items of $2 million for the same period in 2023.

●      After adjusting RC profit before interest and tax for adjusting items, the underlying RC profit before interest and tax* for the first quarter was $3,125 million, compared with $3,319 million for the same period in 2023.

●      The underlying RC profit for the first quarter, compared with the same period in 2023, primarily reflects lower realizations and increased depreciation charges partly offset by increased volume.

Operational update
●      Reported production for the quarter was 1,463mboe/d, 7.6% higher than the first quarter of 2023. Underlying production* for the quarter was 7.4% higher compared with the first quarter of 2023 reflecting bpx energy performance and major projects* partly offset by base performance.

Strategic Progress

●      On 16 April, bp, as operator of the Azeri-Chirag-Gunashli (ACG) project, announced the start-up of oil production from the new Azeri Central East (ACE) platform as part of the ACG field development in the Azerbaijan sector of the Caspian Sea, which is the first remotely operated offshore platform in the Caspian (bp share 30.37%).

●      In April bpx energy successfully brought online 'Checkmate', its third central processing facility in the Permian Basin. It is a low-emission, electrified facility that will enable further production growth for bpx energy in the basin (bp 100% operator).

●      Final investment decision taken on the Atlantis Drill Center Expansion which will be a two well tie back to the Atlantis facility in the Gulf of Mexico (bp share 56%).

●      bp has been awarded a licence for two blocks in the central North Sea, consolidating our position around our Eastern Trough Area Project (ETAP) central processing facility. The award aligns with our strategic focus on oil and gas opportunities that can be developed through established production facilities.

●      Aker BP was awarded interest in 27 licences (of which it will operate 17) in the North Sea and Norwegian Sea (bp interest in Aker BP 15.9%).

●      In May Azule Energy announced it had agreed to acquire a 42.5% interest in exploration block 2914A (PEL85), Orange Basin, offshore Namibia. Completion of the deal is subject to customary third-party approvals from the Namibian authorities and JV parties. Azule Energy is a 50:50 joint venture between bp and Eni, based in Angola.

	First	Fourth	First
	quarter	quarter	quarter
$ million	2024	2023	2023
Profit before interest and tax	3,059	1,879	3,318
Inventory holding (gains) losses*	1	-	(1)
RC profit before interest and tax	3,060	1,879	3,317
Net (favourable) adverse impact of adjusting items	65	1,670	2
Underlying RC profit before interest and tax	3,125	3,549	3,319
Taxation on an underlying RC basis	(1,509)	(1,433)	(1,766)
Underlying RC profit before interest	1,616	2,116	1,553

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oil production & operations (continued)

	First	Fourth	First
	quarter	quarter	quarter
$ million	2024	2023	2023
Depreciation, depletion and amortization
Total depreciation, depletion and amortization	1,657	1,563	1,327

Exploration write-offs
Exploration write-offs	3	32	51

Adjusted EBITDA*
Total adjusted EBITDA	4,785	5,144	4,697

Capital expenditure*
Total capital expenditure	1,776	1,636	1,520

	First	Fourth	First
	quarter	quarter	quarter
	2024	2023	2023
Production (net of royalties)(a)
Liquids* (mb/d)	1,056	1,024	1,005
Natural gas (mmcf/d)	2,364	2,305	2,060
Total hydrocarbons* (mboe/d)	1,463	1,421	1,360

Average realizations*(b)
Liquids ($/bbl)	70.53	76.22	71.63
Natural gas ($/mcf)	2.66	3.65	6.57
Total hydrocarbons* ($/boe)	54.11	59.69	62.36

(a)      Includes bp's share of production of equity-accounted entities in the oil production & operations segment.

(b)     Realizations are based on sales by consolidated subsidiaries only - this excludes equity-accounted entities.

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customers & products
Financial results
●      The replacement cost (RC) profit before interest and tax for the first quarter was $988 million, compared with a profit of $2,680 million for the same period in 2023. The first quarter is adjusted by an adverse impact of net adjusting items* of $301 million, compared with an adverse impact of net adjusting items of $79 million for the same period in 2023. Adjusting items include impacts of fair value accounting effects*, relative to management's internal measure of performance, which are an adverse impact of $144 million for the quarter in 2024, compared with a favourable impact of $77 million for the same period in 2023.

●      After adjusting RC profit before interest and tax for adjusting items, the underlying RC profit before interest and tax* for the first quarter was $1,289 million, compared with $2,759 million for the same period in 2023.

●      The customers & products result for the first quarter was significantly lower than the same period in 2023, primarily reflecting a lower refining result.

●      customers - the convenience and mobility result, excluding Castrol, for the first quarter was lower than the same period in 2023. The first quarter result benefited from higher retail fuels margin and continued strong growth in convenience, more than offset by a weaker performance in midstream and biofuels. The contribution of TravelCenters of America was impacted by the ongoing US freight recession.
Castrol result for the first quarter was higher compared with the same period in 2023, primarily due to higher margins partly offset by adverse foreign exchange impacts.

●      products - the products result for the first quarter was significantly lower compared with the same period in 2023. In refining, the result for the first quarter reflected lower industry refining margins, with realized margins impacted by narrower North American heavy crude oil differentials. In addition, the first quarter was significantly impacted by the plant-wide power outage at the Whiting refinery. The oil trading contribution for the first quarter was strong, consistent with the result in the same period last year.

Operational update
●      bp-operated refining availability* for the first quarter was 90.4%, lower compared with 96.1% for the same period in 2023, mainly due to the plant-wide power outage at the Whiting refinery.

Strategic progress
●      In March, bp announced plans to transform the Gelsenkirchen refinery site by the end of the decade. The plans include simplification of the site to improve competitiveness, including a controlled reduction in total production capacity from 2025 and increased production of lower-emission fuels using co-processing.

●      In April, bp's Archaea Energy announced it had brought online in March its largest Archaea Modular Design (AMD) renewable natural gas (RNG) plant in Kansas City, Missouri. The plant can convert 9,600 standard cubic feet of landfill gas per minute into lower-carbon RNG. In addition, on 4 April, Archaea Energy completed the purchase of Sunshine Gas Producers and now fully owns and operates the current landfill-gas-to-electric facility in California, with plans to develop an RNG plant.

●      In April, bp launched its new hydrotreated vegetable oil (HVO) bioenergy brand, commencing with roll out at sites across the UK and the Netherlands. Marketed as "bp bioenergy HVO", it joins bp pulse as customers & products' second transition growth engine brand.

●      In March, bp acquired the freehold of one of the largest truck stops in Europe, Ashford International Truckstop in Kent. The acquisition presents bp with the opportunity to help meet the comprehensive needs of UK and European HGV operators transitioning to EVs. In addition, in April, bp opened its first bp pulse branded Gigahub in Houston, Texas, with 24 ultra-fast charge points, building momentum in our US charging business offering.

●      In February, bp New Zealand was announced as a foundation partner for Woolworths' loyalty programme, "Everyday Rewards". The loyalty scheme enables current customers and over one million new customers to collect points and obtain instant rewards at bp retail sites.

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customers & products (continued)
	First	Fourth	First
	quarter	quarter	quarter
$ million	2024	2023	2023
Profit (loss) before interest and tax	1,840	(2,051)	2,078
Inventory holding (gains) losses*	(852)	1,497	602
RC profit (loss) before interest and tax	988	(554)	2,680
Net (favourable) adverse impact of adjusting items	301	1,357	79
Underlying RC profit before interest and tax	1,289	803	2,759
Of which:(a)
customers - convenience & mobility	370	882	391
Castrol - included in customers	184	213	161
products - refining & trading	919	(79)	2,368
Taxation on an underlying RC basis	(333)	(239)	(777)
Underlying RC profit before interest	956	564	1,982

(a)      A reconciliation to RC profit before interest and tax by business is provided on page 28.

	First	Fourth	First
	quarter	quarter	quarter
$ million	2024	2023	2023
Adjusted EBITDA*(b)
customers - convenience & mobility	854	1,348	732
Castrol - included in customers	226	256	200
products - refining & trading	1,379	397	2,824
	2,233	1,745	3,556

Depreciation, depletion and amortization
Total depreciation, depletion and amortization	944	942	797

Capital expenditure*
customers - convenience & mobility	566	790	458
Castrol - included in customers	43	90	68
products - refining & trading	554	813	532
Total capital expenditure	1,120	1,603	990

(b)     A reconciliation to RC profit before interest and tax by business is provided on page 28.

Retail(c)	First	Fourth	First
	quarter	quarter	quarter
	2024	2023	2023
bp retail sites* - total (#)	21,150	21,100	20,700
Strategic convenience sites*	2,900	2,850	2,450

(c)      Reported to the nearest 50.

Marketing sales of refined products (mb/d)	First	Fourth	First
	quarter	quarter	quarter
	2024	2023	2023
US	1,080	1,205	1,078
Europe	940	1,037	973
Rest of World	469	465	462
	2,489	2,707	2,513
Trading/supply sales of refined products	352	355	333
Total sales volume of refined products	2,841	3,062	2,846

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customers & products (continued)

Refining marker margin*	First	Fourth	First
	quarter	quarter	quarter
	2024	2023	2023
bp average refining marker margin (RMM) ($/bbl)	20.6	18.5	28.1

Refinery throughputs (mb/d)	First	Fourth	First
	quarter	quarter	quarter
	2024	2023	2023
US	525	634	686
Europe	830	678	832
Total refinery throughputs	1,355	1,312	1,518
bp-operated refining availability* (%)	90.4	96.1	96.1

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other businesses & corporate
Other businesses & corporate comprises innovation & engineering, bp ventures, launchpad, regions, corporates & solutions, our corporate activities & functions and any residual costs of the Gulf of Mexico oil spill.

Financial results
●      The replacement cost (RC) loss before interest and tax for the first quarter was $300 million, compared with a loss of $90 million for the same period in 2023. The first quarter is adjusted by an adverse impact of net adjusting items* of $146 million, compared with a favourable impact of net adjusting items of $206 million for the same period in 2023. Adjusting items include impacts of fair value accounting effects* which are an adverse impact of $193 million for the quarter in 2024, and a favourable impact of $245 million for the same period in 2023.

●      After adjusting RC loss before interest and tax for adjusting items, the underlying RC loss before interest and tax* for the first quarter was $154 million, compared with a loss of $296 million for the same period in 2023.

Strategic progress
●      In March, bp launchpad divested all of its 100% shareholding in Insight Analytics Solutions Holdings Limited ("Onyx") to Macquarie Capital.

	First	Fourth	First
	quarter	quarter	quarter
$ million	2024	2023	2023
Profit (loss) before interest and tax	(300)	(16)	(90)
Inventory holding (gains) losses*	-	-	-
RC profit (loss) before interest and tax	(300)	(16)	(90)
Net (favourable) adverse impact of adjusting items(a)	146	(81)	(206)
Underlying RC profit (loss) before interest and tax	(154)	(97)	(296)
Taxation on an underlying RC basis	99	121	29
Underlying RC profit (loss) before interest	(55)	24	(267)

(a)      Includes fair value accounting effects relating to hybrid bonds. See page 31 for more information.

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Financial statements

Group income statement

	First	Fourth	First
	quarter	quarter	quarter
$ million	2024	2023	2023

Sales and other operating revenues (Note 5)	48,880	52,141	56,182
Earnings from joint ventures - after interest and tax	178	(290)	195
Earnings from associates - after interest and tax	298	156	173
Interest and other income	381	599	248
Gains on sale of businesses and fixed assets	224	(20)	153
Total revenues and other income	49,961	52,586	56,951
Purchases	27,647	31,062	29,122
Production and manufacturing expenses	6,847	5,751	6,982
Production and similar taxes	444	445	474
Depreciation, depletion and amortization (Note 6)	4,150	4,060	3,800
Net impairment and losses on sale of businesses and fixed assets (Note 3)	737	3,958	88
Exploration expense	247	501	106
Distribution and administration expenses	4,222	4,733	3,747
Profit (loss) before interest and taxation	5,667	2,076	12,632
Finance costs	1,075	1,038	843
Net finance (income) expense relating to pensions and other post-retirement benefits	(41)	(61)	(58)
Profit (loss) before taxation	4,633	1,099	11,847
Taxation	2,224	663	3,425
Profit (loss) for the period	2,409	436	8,422
Attributable to
bp shareholders	2,263	371	8,218
Non-controlling interests	146	65	204
	2,409	436	8,422

Earnings per share (Note 7)
Profit (loss) for the period attributable to bp shareholders
Per ordinary share (cents)
Basic	13.57	2.20	45.93
Diluted	13.25	2.15	45.06
Per ADS (dollars)
Basic	0.81	0.13	2.76
Diluted	0.80	0.13	2.70

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Condensed group statement of comprehensive income

	First	Fourth	First
	quarter	quarter	quarter
$ million	2024	2023	2023

Profit (loss) for the period	2,409	436	8,422
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Currency translation differences	(448)	711	453
Cash flow hedges and costs of hedging	(115)	125	546
Share of items relating to equity-accounted entities, net of tax	(8)	13	(203)
Income tax relating to items that may be reclassified	(4)	64	(76)
	(575)	913	720
Items that will not be reclassified to profit or loss
Remeasurements of the net pension and other post-retirement benefit liability or asset	(66)	(1,209)	(87)
Remeasurements of equity investments	(13)	51	-
Cash flow hedges that will subsequently be transferred to the balance sheet	(3)	16	-
Income tax relating to items that will not be reclassified(a)	674	357	23
	592	(785)	(64)
Other comprehensive income	17	128	656
Total comprehensive income	2,426	564	9,078
Attributable to
bp shareholders	2,303	461	8,861
Non-controlling interests	123	103	217
	2,426	564	9,078

(a)      First quarter 2024 includes a $658-million credit in respect of the reduction in the deferred tax liability on defined benefit pension plan surpluses following the reduction in the rate of the authorized surplus payments tax charge in the UK from 35% to 25%.

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Condensed group statement of changes in equity

	bp shareholders'	Non-controlling interests		Total
$ million	equity	Hybrid bonds	Other interest	equity
At 1 January 2024	70,283	13,566	1,644	85,493

Total comprehensive income	2,303	154	(31)	2,426
Dividends	(1,222)	-	(126)	(1,348)
Cash flow hedges transferred to the balance sheet, net of tax	(2)	-	-	(2)
Repurchase of ordinary share capital	(1,751)	-	-	(1,751)
Share-based payments, net of tax	154	-	-	154
Issue of perpetual hybrid bonds(a)	(4)	1,300	-	1,296
Redemption of perpetual hybrid bonds, net of tax(a)	9	(1,300)	-	(1,291)
Payments on perpetual hybrid bonds	-	(84)	-	(84)
Transactions involving non-controlling interests, net of tax	-	-	47	47
At 31 March 2024	69,770	13,636	1,534	84,940

	bp shareholders'	Non-controlling interests		Total
$ million	equity	Hybrid bonds	Other interest	equity
At 1 January 2023	67,553	13,390	2,047	82,990

Total comprehensive income	8,861	142	75	9,078
Dividends	(1,189)	-	(68)	(1,257)
Repurchase of ordinary share capital	(3,421)	-	-	(3,421)
Share-based payments, net of tax	(29)	-	-	(29)
Issue of perpetual hybrid bonds	-	45	-	45
Payments on perpetual hybrid bonds	-	(80)	-	(80)
Transactions involving non-controlling interests, net of tax	-	-	(145)	(145)
At 31 March 2023	71,775	13,497	1,909	87,181

(a)      During the first quarter 2024 BP Capital Markets PLC issued $1.3 billion of US dollar perpetual subordinated hybrid bonds with a coupon fixed for an initial period up to 2034 of 6.45% and voluntarily bought back $1.3 billion of the non-call 2025 4.375% US dollar hybrid bond issued in 2020. Taken together these transactions had no significant impact on net debt or gearing.

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Group balance sheet

	31 March	31 December
$ million	2024	2023
Non-current assets
Property, plant and equipment	102,744	104,719
Goodwill	12,378	12,472
Intangible assets	10,008	9,991
Investments in joint ventures	12,467	12,435
Investments in associates	7,932	7,814
Other investments	2,267	2,189
Fixed assets	147,796	149,620
Loans	2,113	1,942
Trade and other receivables	1,735	1,767
Derivative financial instruments	9,686	9,980
Prepayments	665	623
Deferred tax assets	4,227	4,268
Defined benefit pension plan surpluses	7,804	7,948
	174,026	176,148
Current assets
Loans	219	240
Inventories	24,310	22,819
Trade and other receivables	29,908	31,123
Derivative financial instruments	10,150	12,583
Prepayments	2,247	2,520
Current tax receivable	766	837
Other investments	615	843
Cash and cash equivalents	31,510	33,030
	99,725	103,995
Assets classified as held for sale (Note 2)	1,684	151
	101,409	104,146
Total assets	275,435	280,294
Current liabilities
Trade and other payables	58,621	61,155
Derivative financial instruments	4,772	5,250
Accruals	5,189	6,527
Lease liabilities	2,628	2,650
Finance debt	4,665	3,284
Current tax payable	2,804	2,732
Provisions	3,579	4,418
	82,258	86,016
Liabilities directly associated with assets classified as held for sale (Note 2)	30	62
	82,288	86,078
Non-current liabilities
Other payables	9,914	10,076
Derivative financial instruments	11,140	10,402
Accruals	1,286	1,310
Lease liabilities	8,429	8,471
Finance debt	48,348	48,670
Deferred tax liabilities	8,980	9,617
Provisions	14,835	14,721
Defined benefit pension plan and other post-retirement benefit plan deficits	5,275	5,456
	108,207	108,723
Total liabilities	190,495	194,801
Net assets	84,940	85,493
Equity
bp shareholders' equity	69,770	70,283
Non-controlling interests	15,170	15,210
Total equity	84,940	85,493

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Condensed group cash flow statement

	First	Fourth	First
	quarter	quarter	quarter
$ million	2024	2023	2023
Operating activities
Profit (loss) before taxation	4,633	1,099	11,847
Adjustments to reconcile profit (loss) before taxation to net cash provided by operating activities
Depreciation, depletion and amortization and exploration expenditure written off	4,356	4,441	3,850
Net impairment and (gain) loss on sale of businesses and fixed assets	513	3,978	(65)
Earnings from equity-accounted entities, less dividends received	(96)	803	1
Net charge for interest and other finance expense, less net interest paid	192	202	63
Share-based payments	161	97	(22)
Net operating charge for pensions and other post-retirement benefits, less contributions and benefit payments for unfunded plans	(32)	(63)	(43)
Net charge for provisions, less payments	(683)	(819)	(1,099)
Movements in inventories and other current and non-current assets and liabilities	(2,131)	1,942	(3,755)
Income taxes paid	(1,904)	(2,303)	(3,155)
Net cash provided by operating activities	5,009	9,377	7,622
Investing activities
Expenditure on property, plant and equipment, intangible and other assets	(3,718)	(4,247)	(3,129)
Acquisitions, net of cash acquired	(106)	(38)	52
Investment in joint ventures	(353)	(347)	(540)
Investment in associates	(101)	(79)	(8)
Total cash capital expenditure	(4,278)	(4,711)	(3,625)
Proceeds from disposal of fixed assets	66	31	15
Proceeds from disposal of businesses, net of cash disposed	347	269	785
Proceeds from loan repayments	16	16	6
Cash provided from investing activities	429	316	806
Net cash used in investing activities	(3,849)	(4,395)	(2,819)
Financing activities
Net issue (repurchase) of shares (Note 7)	(1,750)	(1,350)	(2,448)
Lease liability payments	(694)	(722)	(555)
Proceeds from long-term financing	2,259	1,522	2,395
Repayments of long-term financing	(674)	(11)	(799)
Net increase (decrease) in short-term debt	16	87	(529)
Issue of perpetual hybrid bonds(a)	1,296	13	45
Redemption of perpetual hybrid bonds(a)	(1,288)	-	-
Payments relating to perpetual hybrid bonds	(256)	(264)	(236)
Payments relating to transactions involving non-controlling interests (Other interest)	-	(7)	(180)
Receipts relating to transactions involving non-controlling interests (Other interest)	16	10	7
Dividends paid - bp shareholders	(1,219)	(1,224)	(1,183)
- non-controlling interests	(126)	(77)	(68)
Net cash provided by (used in) financing activities	(2,420)	(2,023)	(3,551)
Currency translation differences relating to cash and cash equivalents	(260)	145	(14)
Increase (decrease) in cash and cash equivalents	(1,520)	3,104	1,238
Cash and cash equivalents at beginning of period	33,030	29,926	29,195
Cash and cash equivalents at end of period	31,510	33,030	30,433

(a)      See Condensed group statement of changes in equity - footnote (a) for further information.

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Notes

Note 1. Basis of preparation

The interim financial information included in this report has been prepared in accordance with IAS 34 'Interim Financial Reporting'.

The results for the interim periods are unaudited and, in the opinion of management, include all adjustments necessary for a fair presentation of the results for each period. All such adjustments are of a normal recurring nature. This report should be read in conjunction with the consolidated financial statements and related notes for the year ended 31 December 2023 included in bp Annual Report and Form 20-F 2023.

bp prepares its consolidated financial statements included within bp Annual Report and Form 20-F on the basis of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), IFRS as adopted by the UK, and European Union (EU), and in accordance with the provisions of the UK Companies Act 2006 as applicable to companies reporting under international accounting standards. IFRS as adopted by the UK does not differ from IFRS as adopted by the EU. IFRS as adopted by the UK and EU differ in certain respects from IFRS as issued by the IASB. The differences have no impact on the group's consolidated financial statements for the periods presented. The financial information presented herein has been prepared in accordance with the accounting policies expected to be used in preparing bp Annual Report and Form 20-F 2024 which are the same as those used in preparing bp Annual Report and Form 20-F 2023.

There are no other new or amended standards or interpretations adopted from 1 January 2024 onwards that have a significant impact on the financial information.

Significant accounting judgements and estimates
bp's significant accounting judgements and estimates were disclosed in bp Annual Report and Form 20-F 2023. These have been subsequently considered at the end of this quarter to determine if any changes were required to those judgements and estimates.  No significant changes were identified.

Note 2. Non-current assets held for sale

The carrying amount of assets classified as held for sale at 31 March 2024 is $1,684 million, with associated liabilities of $30 million. These relate to the transactions described below.

On 14 February 2024, bp and ADNOC announced that they had agreed to form a new joint venture (JV) in Egypt (51% bp and 49% ADNOC). As part of the agreement, bp will contribute its interests in three development concessions, as well as exploration agreements, in Egypt to the new JV. ADNOC will make a proportionate cash contribution. Subject to regulatory approvals and clearances, the formation of the JV is expected to complete during the second half of 2024. The carrying amount of assets classified as held for sale at 31 March 2024 is $1,583 million, with associated liabilities of $23 million.

On 16 November 2023, bp entered into an agreement to sell its Türkiye ground fuels business to Petrol Ofisi. This includes the group's interest in three joint venture terminals in Türkiye. Completion of the sale is subject to regulatory approvals. The carrying amount of assets classified as held for sale at 31 March 2024 is $101 million, with associated liabilities of $7 million. Cumulative foreign exchange losses within reserves of approximately $900 million are expected to be recycled to the group income statement at completion.

Note 3. Impairment and losses on sale of businesses and fixed assets

Net impairment charges and losses on sale of businesses and fixed assets for the first quarter were $737 million, compared with net charges of $88 million for the same period in 2023 and include net impairment charges for the first quarter of $649 million, compared with net impairment reversals of $41 million for the same period in 2023.

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Note 4. Analysis of replacement cost profit (loss) before interest and tax and reconciliation to profit (loss) before taxation

	First	Fourth	First
	quarter	quarter	quarter
$ million	2024	2023	2023
gas & low carbon energy	1,036	2,169	7,347
oil production & operations	3,060	1,879	3,317
customers & products	988	(554)	2,680
other businesses & corporate	(300)	(16)	(90)
	4,784	3,478	13,254
Consolidation adjustment - UPII*	32	95	(22)
RC profit (loss) before interest and tax	4,816	3,573	13,232
Inventory holding gains (losses)*
gas & low carbon energy	-	-	1
oil production & operations	(1)	-	1
customers & products	852	(1,497)	(602)
Profit (loss) before interest and tax	5,667	2,076	12,632
Finance costs	1,075	1,038	843
Net finance expense/(income) relating to pensions and other post-retirement benefits	(41)	(61)	(58)
Profit (loss) before taxation	4,633	1,099	11,847

RC profit (loss) before interest and tax*
US	1,610	1,154	3,075
Non-US	3,206	2,419	10,157
	4,816	3,573	13,232

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Note 5. Sales and other operating revenues

	First	Fourth	First
	quarter	quarter	quarter
$ million	2024	2023	2023
By segment
gas & low carbon energy	8,675	11,670	17,886
oil production & operations	6,432	6,749	6,153
customers & products	39,895	40,374	38,882
other businesses & corporate	606	657	738
	55,608	59,450	63,659

Less: sales and other operating revenues between segments
gas & low carbon energy	270	65	536
oil production & operations	5,913	6,464	6,261
customers & products	293	(105)	144
other businesses & corporate	252	885	536
	6,728	7,309	7,477

External sales and other operating revenues
gas & low carbon energy	8,405	11,605	17,350
oil production & operations	519	285	(108)
customers & products	39,602	40,479	38,738
other businesses & corporate	354	(228)	202
Total sales and other operating revenues	48,880	52,141	56,182

By geographical area
US	19,858	20,920	19,160
Non-US	39,208	40,808	46,350
	59,066	61,728	65,510
Less: sales and other operating revenues between areas	10,186	9,587	9,328
	48,880	52,141	56,182

Revenues from contracts with customers
Sales and other operating revenues include the following in relation to revenues from contracts with customers:
Crude oil	548	760	637
Oil products	29,840	32,124	30,141
Natural gas, LNG and NGLs	5,751	7,660	9,644
Non-oil products and other revenues from contracts with customers	2,928	2,911	1,872
Revenue from contracts with customers	39,067	43,455	42,294
Other operating revenues(a)	9,813	8,686	13,888
Total sales and other operating revenues	48,880	52,141	56,182

(a)      Principally relates to commodity derivative transactions including sales of bp own production in trading books.

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Note 6. Depreciation, depletion and amortization

	First	Fourth	First
	quarter	quarter	quarter
$ million	2024	2023	2023
Total depreciation, depletion and amortization by segment
gas & low carbon energy	1,293	1,290	1,440
oil production & operations	1,657	1,563	1,327
customers & products	944	942	797
other businesses & corporate	256	265	236
	4,150	4,060	3,800
Total depreciation, depletion and amortization by geographical area
US	1,570	1,547	1,254
Non-US	2,580	2,513	2,546
	4,150	4,060	3,800

Note 7. Earnings per share and shares in issue

Basic earnings per ordinary share (EpS) amounts are calculated by dividing the profit (loss) for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Against the authority granted at bp's 2023 annual general meeting, 292 million ordinary shares repurchased for cancellation were settled during the first quarter 2024 for a total cost of $1,750 million. A further 115 million ordinary shares were repurchased between the end of the reporting period and the date when the financial statements are authorised for issue for a total cost of $747 million. This amount has been accrued at 31 March 2024. The number of shares in issue is reduced when shares are repurchased, but is not reduced in respect of the period-end commitment to repurchase shares subsequent to the end of the period.

The calculation of EpS is performed separately for each discrete quarterly period, and for the year-to-date period. As a result, the sum of the discrete quarterly EpS amounts in any particular year-to-date period may not be equal to the EpS amount for the year-to-date period.

For the diluted EpS calculation the weighted average number of shares outstanding during the period is adjusted for the number of shares that are potentially issuable in connection with employee share-based payment plans using the treasury stock method.

	First	Fourth	First
	quarter	quarter	quarter
$ million	2024	2023	2023
Results for the period
Profit (loss) for the period attributable to bp shareholders	2,263	371	8,218
Less: preference dividend	-	-	-
Less: (gain) loss on redemption of perpetual hybrid bonds(a)	(10)	-	-
Profit (loss) attributable to bp ordinary shareholders	2,273	371	8,218

Number of shares (thousand)(b)
Basic weighted average number of shares outstanding	16,751,887	16,834,354	17,891,455
ADS equivalent(c)	2,791,981	2,805,725	2,981,909

Weighted average number of shares outstanding used to calculate diluted earnings per share	17,153,505	17,269,574	18,238,522
ADS equivalent(c)	2,858,917	2,878,262	3,039,753

Shares in issue at period-end	16,687,850	16,824,651	17,703,285
ADS equivalent(c)	2,781,308	2,804,108	2,950,547

(a)      See Condensed group statement of changes in equity - footnote (a) for further information.

(b)     Excludes treasury shares and includes certain shares that will be issued in the future under employee share-based payment plans.

(c)      One ADS is equivalent to six ordinary shares.

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Note 8. Dividends

Dividends payable
bp today announced an interim dividend of 7.270 cents per ordinary share which is expected to be paid on 28 June 2024 to ordinary shareholders and American Depositary Share (ADS) holders on the register on 17 May 2024. The ex-dividend date will be 16 May 2024. The corresponding amount in sterling is due to be announced on 11 June 2024, calculated based on the average of the market exchange rates over three dealing days between 5 June 2024 and 7 June 2024. Holders of ADSs are expected to receive $0.43620 per ADS (less applicable fees). The board has decided not to offer a scrip dividend alternative in respect of the first quarter 2024 dividend. Ordinary shareholders and ADS holders (subject to certain exceptions) will be able to participate in a dividend reinvestment programme. Details of the first quarter dividend and timetable are available at bp.com/dividends and further details of the dividend reinvestment programmes are available at bp.com/drip.

	First	Fourth	First
	quarter	quarter	quarter
	2024	2023	2023
Dividends paid per ordinary share
cents	7.270	7.270	6.610
pence	5.692	5.737	5.551
Dividends paid per ADS (cents)	43.62	43.62	39.66

Note 9. Net debt

Net debt*	31 March	31 December	31 March
$ million	2024	2023	2023
Finance debt(a)	53,013	51,954	48,595
Fair value (asset) liability of hedges related to finance debt(b)	2,512	1,988	3,070
	55,525	53,942	51,665
Less: cash and cash equivalents	31,510	33,030	30,433
Net debt(c)	24,015	20,912	21,232
Total equity	84,940	85,493	87,181
Gearing*	22.0%	19.7%	19.6%

(a)      The fair value of finance debt at 31 March 2024 was $49,263 million (31 December 2023 $48,795 million, 31 March 2023 $45,071 million).

(b)     Derivative financial instruments entered into for the purpose of managing foreign currency exchange risk associated with net debt with a fair value liability position of $96 million at 31 March 2024 (fourth quarter 2023 liability of $73 million and first quarter 2023 liability of $97 million) are not included in the calculation of net debt shown above as hedge accounting is not applied for these instruments.

(c)      Net debt does not include accrued interest, which is reported within other receivables and other payables on the balance sheet and for which the associated cash flows are presented as operating cash flows in the group cash flow statement.

Note 10. Statutory accounts

The financial information shown in this publication, which was approved by the Board of Directors on 6 May 2024, is unaudited and does not constitute statutory financial statements. Audited financial information will be published in bp Annual Report and Form 20-F 2024. bp Annual Report and Form 20-F 2023 has been filed with the Registrar of Companies in England and Wales. The report of the auditor on those accounts was unqualified, did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying the report and did not contain a statement under section 498(2) or section 498(3) of the UK Companies Act 2006.

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Additional information

Capital expenditure*

	First	Fourth	First
	quarter	quarter	quarter
$ million	2024	2023	2023
Capital expenditure
Organic capital expenditure*	3,979	4,673	3,495
Inorganic capital expenditure*	299	38	130
	4,278	4,711	3,625

	First	Fourth	First
	quarter	quarter	quarter
$ million	2024	2023	2023
Capital expenditure by segment
gas & low carbon energy	1,298	1,326	1,013
oil production & operations	1,776	1,636	1,520
customers & products	1,120	1,603	990
other businesses & corporate	84	146	102
	4,278	4,711	3,625
Capital expenditure by geographical area
US	1,776	2,164	1,697
Non-US	2,502	2,547	1,928
	4,278	4,711	3,625

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Adjusting items*

	First	Fourth	First
	quarter	quarter	quarter
$ million	2024	2023	2023
gas & low carbon energy
Gains on sale of businesses and fixed assets	2	3	15
Net impairment and losses on sale of businesses and fixed assets	(536)	(937)	(2)
Environmental and other provisions	-	-	-
Restructuring, integration and rationalization costs	-	-	-
Fair value accounting effects(a)(b)	113	1,887	3,934
Other(c)	(201)	(561)	(56)
	(622)	392	3,891
oil production & operations
Gains on sale of businesses and fixed assets	184	(55)	137
Net impairment and losses on sale of businesses and fixed assets	(120)	(1,635)	8
Environmental and other provisions	(77)	48	(49)
Restructuring, integration and rationalization costs	-	-	-
Fair value accounting effects	-	-	-
Other	(52)	(28)	(98)
	(65)	(1,670)	(2)
customers & products
Gains on sale of businesses and fixed assets	5	23	1
Net impairment and losses on sale of businesses and fixed assets	(96)	(1,396)	(83)
Environmental and other provisions	-	(86)	(10)
Restructuring, integration and rationalization costs	1	-	(2)
Fair value accounting effects(b)	(144)	144	77
Other	(67)	(42)	(62)
	(301)	(1,357)	(79)
other businesses & corporate
Gains on sale of businesses and fixed assets	32	1	-
Net impairment and losses on sale of businesses and fixed assets	26	19	(6)
Environmental and other provisions(d)	(9)	(565)	(14)
Restructuring, integration and rationalization costs	11	51	(10)
Fair value accounting effects(b)	(193)	579	245
Gulf of Mexico oil spill	(11)	(11)	(9)
Other	(2)	7	-
	(146)	81	206
Total before interest and taxation	(1,134)	(2,554)	4,016
Finance costs(e)	(92)	(86)	(104)
Total before taxation	(1,226)	(2,640)	3,912
Taxation on adjusting items(f)	109	1,175	(205)
Total after taxation for period	(1,117)	(1,465)	3,707

(a)      Under IFRS bp marks-to-market the value of the hedges used to risk-manage LNG contracts, but not the contracts themselves, resulting in a mismatch in accounting treatment. The fair value accounting effect includes the change in value of LNG contracts that are being risk managed, and the underlying result reflects how bp risk-manages its LNG contracts.

(b)     For further information, including the nature of fair value accounting effects reported in each segment, see pages 3, 6 and 31.

(c)      Fourth quarter 2023 includes $600 million of impairment charges recognized through equity-accounted earnings relating to our US offshore wind projects.

(d)     Fourth quarter 2023 includes charges related to the control, abatement, clean-up or elimination of environmental pollution and legal settlements.

(e)      Includes the unwinding of discounting effects relating to Gulf of Mexico oil spill payables and the income statement impact of temporary valuation differences associated with the group's interest rate and foreign currency exchange risk management of finance debt.

(f)       Includes certain foreign exchange effects on tax as adjusting items. These amounts represent the impact of: (i) foreign exchange on deferred tax balances arising from the conversion of local currency tax base amounts into functional currency, and (ii) taxable gains and losses from the retranslation of US dollar-denominated intra-group loans to local currency.

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Net debt including leases

Net debt including leases*	31 March	31 December	31 March
$ million	2024	2023	2023
Net debt	24,015	20,912	21,232
Lease liabilities	11,057	11,121	8,605
Net partner (receivable) payable for leases entered into on behalf of joint operations	(130)	(131)	19
Net debt including leases	34,942	31,902	29,856
Total equity	84,940	85,493	87,181
Gearing including leases*	29.1%	27.2%	25.5%

Gulf of Mexico oil spill

	31 March	31 December
$ million	2024	2023
Gulf of Mexico oil spill payables and provisions	(8,826)	(8,735)
Of which - current	(1,138)	(1,133)

Deferred tax asset	1,334	1,320

Payables and provisions presented in the table above reflect the latest estimate for the remaining costs associated with the Gulf of Mexico oil spill. Where amounts have been provided on an estimated basis, the amounts ultimately payable may differ from the amounts provided and the timing of payments is uncertain. Further information relating to the Gulf of Mexico oil spill, including information on the nature and expected timing of payments relating to provisions and other payables, is provided in bp Annual Report and Form 20-F 2023 - Financial statements - Notes 7, 22, 23, 29, and 33.

Working capital* reconciliation

	First	Fourth	First
	quarter	quarter	quarter
$ million	2024	2023	2023
Movements in inventories and other current and non-current assets and liabilities as per condensed group cash flow statement(a)	(2,131)	1,942	(3,755)
Adjusted for inventory holding gains (losses)* (Note 4)	851	(1,497)	(600)
Adjusted for fair value accounting effects* relating to subsidiaries	(274)	2,610	4,242
Other adjusting items(b)	(834)	(966)	(1,298)
Working capital release (build) after adjusting for net inventory gains (losses), fair value accounting effects and other adjusting items	(2,388)	2,089	(1,411)

(a)      The movement in working capital includes outflows relating to the Gulf of Mexico oil spill on a pre-tax basis of $7 million in the first quarter 2024 (fourth quarter 2023 nil, first quarter 2023 $12 million).

(b)     Other adjusting items relate to the non-cash movement of US emissions obligations carried as a provision that will be settled by allowances held as inventory.

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Adjusted earnings before interest, taxation, depreciation and amortization (adjusted EBITDA)*

	First	Fourth	First
	quarter	quarter	quarter
$ million	2024	2023	2023
Profit for the period	2,409	436	8,422
Finance costs	1,075	1,038	843
Net finance (income) expense relating to pensions and other post-retirement benefits	(41)	(61)	(58)
Taxation	2,224	663	3,425
Profit before interest and tax	5,667	2,076	12,632
Inventory holding (gains) losses*, before tax	(851)	1,497	600
RC profit before interest and tax	4,816	3,573	13,232
Net (favourable) adverse impact of adjusting items*, before interest and tax	1,134	2,554	(4,016)
Underlying RC profit before interest and tax	5,950	6,127	9,216
Add back:
Depreciation, depletion and amortization	4,150	4,060	3,800
Exploration expenditure written off	206	381	50
Adjusted EBITDA	10,306	10,568	13,066

Reconciliation of customers & products RC profit before interest and tax to underlying RC profit before interest and tax* to adjusted EBITDA* by business

	First	Fourth	First
	quarter	quarter	quarter
$ million	2024	2023	2023
RC profit before interest and tax for customers & products	988	(554)	2,680
Less: Adjusting items* gains (charges)	(301)	(1,357)	(79)
Underlying RC profit before interest and tax for customers & products	1,289	803	2,759
By business:
customers - convenience & mobility	370	882	391
Castrol - included in customers	184	213	161
products - refining & trading	919	(79)	2,368

Add back: Depreciation, depletion and amortization	944	942	797
By business:
customers - convenience & mobility	484	466	341
Castrol - included in customers	42	43	39
products - refining & trading	460	476	456

Adjusted EBITDA for customers & products	2,233	1,745	3,556
By business:
customers - convenience & mobility	854	1,348	732
Castrol - included in customers	226	256	200
products - refining & trading	1,379	397	2,824

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Realizations* and marker prices

	First	Fourth	First
	quarter	quarter	quarter
	2024	2023	2023
Average realizations(a)
Liquids* ($/bbl)
US	62.20	67.66	62.66
Europe	85.00	81.02	79.26
Rest of World	79.83	87.27	82.55
bp average	71.24	76.50	72.58
Natural gas ($/mcf)
US	1.69	2.04	2.47
Europe	10.27	15.12	26.83
Rest of World	5.45	6.18	7.41
bp average	4.62	5.45	7.20
Total hydrocarbons* ($/boe)
US	41.50	45.68	45.00
Europe	76.65	83.21	107.07
Rest of World	46.61	50.74	54.63
bp average	46.42	50.90	54.96
Average oil marker prices ($/bbl)
Brent	83.16	84.34	81.17
West Texas Intermediate	77.01	78.60	75.97
Western Canadian Select	59.45	55.06	56.67
Alaska North Slope	81.33	84.23	79.02
Mars	76.90	78.35	74.24
Urals (NWE - cif)	68.34	72.48	46.19
Average natural gas marker prices
Henry Hub gas price(b) ($/mmBtu)	2.25	2.88	3.44
UK Gas - National Balancing Point (p/therm)	68.72	98.68	130.81

(a)      Based on sales of consolidated subsidiaries only - this excludes equity-accounted entities.

(b)     Henry Hub First of Month Index.

Exchange rates

	First	Fourth	First
	quarter	quarter	quarter
	2024	2023	2023
$/£ average rate for the period	1.27	1.24	1.21
$/£ period-end rate	1.26	1.28	1.24

$/€ average rate for the period	1.09	1.07	1.07
$/€ period-end rate	1.08	1.11	1.09

$/AUD average rate for the period	0.66	0.65	0.68
$/AUD period-end rate	0.65	0.69	0.67

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Legal proceedings

For a full discussion of the group's material legal proceedings, see pages 242-243 of bp Annual Report and Form 20-F 2023.

Glossary

Non-IFRS measures are provided for investors because they are closely tracked by management to evaluate bp's operating performance and to make financial, strategic and operating decisions. Non-IFRS measures are sometimes referred to as alternative performance measures.

Adjusted EBITDA is a non-IFRS measure presented for bp's operating segments and is defined as replacement cost (RC) profit before interest and tax, excluding net adjusting items* before interest and tax, and adding back depreciation, depletion and amortization and exploration write-offs (net of adjusting items). Adjusted EBITDA by business is a further analysis of adjusted EBITDA for the customers & products businesses. bp believes it is helpful to disclose adjusted EBITDA by operating segment and by business because it reflects how the segments measure underlying business delivery. The nearest equivalent measure on an IFRS basis for the segment is RC profit or loss before interest and tax, which is bp's measure of profit or loss that is required to be disclosed for each operating segment under IFRS. A reconciliation to IFRS information is provided on page 28 for the customers & products businesses.
Adjusted EBITDA for the group is defined as profit or loss for the period, adjusting for finance costs and net finance (income) or expense relating to pensions and other post-retirement benefits and taxation, inventory holding gains or losses before tax, net adjusting items before interest and tax, and adding back depreciation, depletion and amortization (pre-tax) and exploration expenditure written-off (net of adjusting items, pre-tax). The nearest equivalent measure on an IFRS basis for the group is profit or loss for the period. A reconciliation to IFRS information is provided on page 28 for the group.

Adjusting items are items that bp discloses separately because it considers such disclosures to be meaningful and relevant to investors. They are items that management considers to be important to period-on-period analysis of the group's results and are disclosed in order to enable investors to better understand and evaluate the group's reported financial performance. Adjusting items include gains and losses on the sale of businesses and fixed assets, impairments, environmental and other provisions and charges, restructuring, integration and rationalization costs, fair value accounting effects and costs relating to the Gulf of Mexico oil spill and other items. Adjusting items within equity-accounted earnings are reported net of incremental income tax reported by the equity-accounted entity. Adjusting items are used as a reconciling adjustment to derive underlying RC profit or loss and related underlying measures which are non-IFRS measures. An analysis of adjusting items by segment and type is shown on page 26.

Blue hydrogen - Hydrogen made from natural gas in combination with carbon capture and storage (CCS).

Capital expenditure is total cash capital expenditure as stated in the condensed group cash flow statement. Capital expenditure for the operating segments, gas & low carbon energy businesses and customers & products businesses is presented on the same basis.

Cash balance point is defined as the implied Brent oil price 2021 real to balance bp's sources and uses of cash assuming an average bp refining marker margin around $11/bbl and Henry Hub at $3/mmBtu in 2021 real terms.

Cash costs is a non-IFRS measure and a subset of production and manufacturing expenses plus distribution and administration expenses and excludes costs that are classified as adjusting items. They represent the substantial majority of the remaining expenses in these line items but exclude certain costs that are variable, primarily with volumes (such as freight costs). Management believes that cash costs is a performance measure that provides investors with useful information regarding the company's financial performance because it considers these expenses to be the principal operating and overhead expenses that are most directly under their control although they also include certain foreign exchange and commodity price effects.

Consolidation adjustment - UPII is unrealized profit in inventory arising on inter-segment transactions.

Developed renewables to final investment decision (FID) - Total generating capacity for assets developed to FID by all entities where bp has an equity share (proportionate to equity share at the time of FID). If asset is subsequently sold bp will continue to record capacity as developed to FID.

Divestment proceeds are disposal proceeds as per the condensed group cash flow statement.

Effective tax rate (ETR) on replacement cost (RC) profit or loss is a non-IFRS measure. The ETR on RC profit or loss is calculated by dividing taxation on a RC basis by RC profit or loss before tax. Taxation on a RC basis for the group is calculated as taxation as stated on the group income statement adjusted for taxation on inventory holding gains and losses. Information on RC profit or loss is provided below. bp believes it is helpful to disclose the ETR on RC profit or loss because this measure excludes the impact of price changes on the replacement of inventories and allows for more meaningful comparisons between reporting periods. Taxation on a RC basis and ETR on RC profit or loss are non-IFRS measures. The nearest equivalent measure on an IFRS basis is the ETR on profit or loss for the period.

Electric vehicle charge points / EV charge points are defined as the number of connectors on a charging device, operated by either bp or a bp joint venture as adjusted to be reflective of bp's accounting share of joint arrangements.

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Glossary (continued)

Fair value accounting effects are non-IFRS adjustments to our IFRS profit (loss). They reflect the difference between the way bp manages the economic exposure and internally measures performance of certain activities and the way those activities are measured under IFRS. Fair value accounting effects are included within adjusting items. They relate to certain of the group's commodity, interest rate and currency risk exposures as detailed below. Other than as noted below, the fair value accounting effects described are reported in both the gas & low carbon energy and customer & products segments.

bp uses derivative instruments to manage the economic exposure relating to inventories above normal operating requirements of crude oil, natural gas and petroleum products. Under IFRS, these inventories are recorded at historical cost. The related derivative instruments, however, are required to be recorded at fair value with gains and losses recognized in the income statement. This is because hedge accounting is either not permitted or not followed, principally due to the impracticality of effectiveness-testing requirements. Therefore, measurement differences in relation to recognition of gains and losses occur. Gains and losses on these inventories, other than net realizable value provisions, are not recognized until the commodity is sold in a subsequent accounting period. Gains and losses on the related derivative commodity contracts are recognized in the income statement, from the time the derivative commodity contract is entered into, on a fair value basis using forward prices consistent with the contract maturity.

bp enters into physical commodity contracts to meet certain business requirements, such as the purchase of crude for a refinery or the sale of bp's gas production. Under IFRS these physical contracts are treated as derivatives and are required to be fair valued when they are managed as part of a larger portfolio of similar transactions. Gains and losses arising are recognized in the income statement from the time the derivative commodity contract is entered into.

IFRS require that inventory held for trading is recorded at its fair value using period-end spot prices, whereas any related derivative commodity instruments are required to be recorded at values based on forward prices consistent with the contract maturity. Depending on market conditions, these forward prices can be either higher or lower than spot prices, resulting in measurement differences.

bp enters into contracts for pipelines and other transportation, storage capacity, oil and gas processing, liquefied natural gas (LNG) and certain gas and power contracts that, under IFRS, are recorded on an accruals basis. These contracts are risk-managed using a variety of derivative instruments that are fair valued under IFRS. This results in measurement differences in relation to recognition of gains and losses.

The way that bp manages the economic exposures described above, and measures performance internally, differs from the way these activities are measured under IFRS. bp calculates this difference for consolidated entities by comparing the IFRS result with management's internal measure of performance. We believe that disclosing management's estimate of this difference provides useful information for investors because it enables investors to see the economic effect of these activities as a whole.

These include:

●      Under management's internal measure of performance the inventory, transportation and capacity contracts in question are valued based on fair value using relevant forward prices prevailing at the end of the period.

●      Fair value accounting effects also include changes in the fair value of the near-term portions of LNG contracts that fall within bp's risk management framework. LNG contracts are not considered derivatives, because there is insufficient market liquidity, and they are therefore accrual accounted under IFRS. However, oil and natural gas derivative financial instruments used to risk manage the near-term portions of the LNG contracts are fair valued under IFRS. The fair value accounting effect, which is reported in the gas and low carbon energy segment, represents the change in value of LNG contacts that are being risk managed and which is reflected in the underlying result, but not in reported earnings. Management believes that this gives a better representation of performance in each period.

Furthermore, the fair values of derivative instruments used to risk manage certain other oil, gas, power and other contracts, are deferred to match with the underlying exposure. The commodity contracts for business requirements are accounted for on an accruals basis.

In addition, fair value accounting effects include changes in the fair value of derivatives entered into by the group to manage currency exposure and interest rate risks relating to hybrid bonds to their respective first call periods. The hybrid bonds which were issued on 17 June 2020 are classified as equity instruments and were recorded in the balance sheet at that date at their USD equivalent issued value. Under IFRS these equity instruments are not remeasured from period to period, and do not qualify for application of hedge accounting. The derivative instruments relating to the hybrid bonds, however, are required to be recorded at fair value with mark to market gains and losses recognized in the income statement. Therefore, measurement differences in relation to the recognition of gains and losses occur. The fair value accounting effect, which is reported in the other businesses & corporate segment, eliminates the fair value gains and losses of these derivative financial instruments that are recognized in the income statement. We believe that this gives a better representation of performance, by more appropriately reflecting the economic effect of these risk management activities, in each period.

Gas & low carbon energy segment comprises our gas and low carbon businesses. Our gas business includes regions with upstream activities that predominantly produce natural gas, integrated gas and power, and gas trading. Our low carbon business includes solar, offshore and onshore wind, hydrogen and CCS and power trading. Power trading includes trading of both renewable and non-renewable power.

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Glossary (continued)

Gearing and net debt are non-IFRS measures. Net debt is calculated as finance debt, as shown in the balance sheet, plus the fair value of associated derivative financial instruments that are used to hedge foreign currency exchange and interest rate risks relating to finance debt, for which hedge accounting is applied, less cash and cash equivalents. Net debt does not include accrued interest, which is reported within other receivables and other payables on the balance sheet and for which the associated cash flows are presented as operating cash flows in the group cash flow statement. Gearing is defined as the ratio of net debt to the total of net debt plus total equity. bp believes these measures provide useful information to investors. Net debt enables investors to see the economic effect of finance debt, related hedges and cash and cash equivalents in total. Gearing enables investors to see how significant net debt is relative to total equity. The derivatives are reported on the balance sheet within the headings 'Derivative financial instruments'. The nearest equivalent measures on an IFRS basis are finance debt and finance debt ratio. A reconciliation of finance debt to net debt is provided on page 24.

We are unable to present reconciliations of forward-looking information for net debt or gearing to finance debt and total equity, because without unreasonable efforts, we are unable to forecast accurately certain adjusting items required to present a meaningful comparable IFRS forward-looking financial measure. These items include fair value asset (liability) of hedges related to finance debt and cash and cash equivalents, that are difficult to predict in advance in order to include in an IFRS estimate.

Gearing including leases and net debt including leases are non-IFRS measures. Net debt including leases is calculated as net debt plus lease liabilities, less the net amount of partner receivables and payables relating to leases entered into on behalf of joint operations. Gearing including leases is defined as the ratio of net debt including leases to the total of net debt including leases plus total equity. bp believes these measures provide useful information to investors as they enable investors to understand the impact of the group's lease portfolio on net debt and gearing. The nearest equivalent measures on an IFRS basis are finance debt and finance debt ratio. A reconciliation of finance debt to net debt including leases is provided on page 27.

Green hydrogen - Hydrogen produced by electrolysis of water using renewable power.

Hydrocarbons - Liquids and natural gas. Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.

Hydrogen pipeline - Hydrogen projects which have not been developed to final investment decision (FID) but which have advanced to the concept development stage.

Inorganic capital expenditure is a subset of capital expenditure on a cash basis and a non-IFRS measure. Inorganic capital expenditure comprises consideration in business combinations and certain other significant investments made by the group. It is reported on a cash basis. bp believes that this measure provides useful information as it allows investors to understand how bp's management invests funds in projects which expand the group's activities through acquisition. The nearest equivalent measure on an IFRS basis is capital expenditure on a cash basis. Further information and a reconciliation to IFRS information is provided on page 25.

Installed renewables capacity is bp's share of capacity for operating assets owned by entities where bp has an equity share.

Inventory holding gains and losses are non-IFRS adjustments to our IFRS profit (loss) and represent:

●      the difference between the cost of sales calculated using the replacement cost of inventory and the cost of sales calculated on the first-in first-out (FIFO) method after adjusting for any changes in provisions where the net realizable value of the inventory is lower than its cost. Under the FIFO method, which we use for IFRS reporting of inventories other than for trading inventories, the cost of inventory charged to the income statement is based on its historical cost of purchase or manufacture, rather than its replacement cost. In volatile energy markets, this can have a significant distorting effect on reported income. The amounts disclosed as inventory holding gains and losses represent the difference between the charge to the income statement for inventory on a FIFO basis (after adjusting for any related movements in net realizable value provisions) and the charge that would have arisen based on the replacement cost of inventory. For this purpose, the replacement cost of inventory is calculated using data from each operation's production and manufacturing system, either on a monthly basis, or separately for each transaction where the system allows this approach; and

●      an adjustment relating to certain trading inventories that are not price risk managed which relate to a minimum inventory volume that is required to be held to maintain underlying business activities. This adjustment represents the movement in fair value of the inventories due to prices, on a grade by grade basis, during the period. This is calculated from each operation's inventory management system on a monthly basis using the discrete monthly movement in market prices for these inventories.

The amounts disclosed are not separately reflected in the financial statements as a gain or loss. No adjustment is made in respect of the cost of inventories held as part of a trading position and certain other temporary inventory positions that are price risk-managed. See Replacement cost (RC) profit or loss definition below.

Liquids - Liquids comprises crude oil, condensate and natural gas liquids. For the oil production & operations segment, it also includes bitumen.

Low carbon activity - An activity relating to low carbon including: renewable electricity; bioenergy; electric vehicles and other future mobility solutions; trading and marketing low carbon products; blue or green hydrogen* and carbon capture, use and storage (CCUS).

Note that, while there is some overlap of activities, these terms do not mean the same as bp's strategic focus area of low carbon energy or our low carbon energy sub-segment, reported within the gas & low carbon energy segment.

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Glossary (continued)

Major projects have a bp net investment of at least $250 million, or are considered to be of strategic importance to bp or of a high degree of complexity.

Operating cash flow is net cash provided by (used in) operating activities as stated in the condensed group cash flow statement.

Organic capital expenditure is a non-IFRS measure. Organic capital expenditure comprises capital expenditure on a cash basis less inorganic capital expenditure. bp believes that this measure provides useful information as it allows investors to understand how bp's management invests funds in developing and maintaining the group's assets. The nearest equivalent measure on an IFRS basis is capital expenditure on a cash basis and a reconciliation to IFRS information is provided on page 25.

We are unable to present reconciliations of forward-looking information for organic capital expenditure to total cash capital expenditure, because without unreasonable efforts, we are unable to forecast accurately the adjusting item, inorganic capital expenditure, that is difficult to predict in advance in order to derive the nearest IFRS estimate.

Production-sharing agreement/contract (PSA/PSC) is an arrangement through which an oil and gas company bears the risks and costs of exploration, development and production. In return, if exploration is successful, the oil company receives entitlement to variable physical volumes of hydrocarbons, representing recovery of the costs incurred and a stipulated share of the production remaining after such cost recovery.

Realizations are the result of dividing revenue generated from hydrocarbon sales, excluding revenue generated from purchases made for resale and royalty volumes, by revenue generating hydrocarbon production volumes. Revenue generating hydrocarbon production reflects the bp share of production as adjusted for any production which does not generate revenue. Adjustments may include losses due to shrinkage, amounts consumed during processing, and contractual or regulatory host committed volumes such as royalties. For the gas & low carbon energy and oil production & operations segments, realizations include transfers between businesses.

Refining availability represents Solomon Associates' operational availability for bp-operated refineries, which is defined as the percentage of the year that a unit is available for processing after subtracting the annualized time lost due to turnaround activity and all planned mechanical, process and regulatory downtime.

The Refining marker margin (RMM) is the average of regional indicator margins weighted for bp's crude refining capacity in each region. Each regional marker margin is based on product yields and a marker crude oil deemed appropriate for the region. The regional indicator margins may not be representative of the margins achieved by bp in any period because of bp's particular refinery configurations and crude and product slate.

Renewables pipeline - Renewable projects satisfying the following criteria until the point they can be considered developed to final investment decision (FID): Site based projects that have obtained land exclusivity rights, or for power purchase agreement based projects an offer has been made to the counterparty, or for auction projects pre-qualification criteria has been met, or for acquisition projects post a binding offer being accepted.

Replacement cost (RC) profit or loss / RC profit or loss attributable to bp shareholders reflects the replacement cost of inventories sold in the period and is calculated as profit or loss attributable to bp shareholders, adjusting for inventory holding gains and losses (net of tax). RC profit or loss for the group is not a recognized IFRS measure. bp believes this measure is useful to illustrate to investors the fact that crude oil and product prices can vary significantly from period to period and that the impact on our reported result under IFRS can be significant. Inventory holding gains and losses vary from period to period due to changes in prices as well as changes in underlying inventory levels. In order for investors to understand the operating performance of the group excluding the impact of price changes on the replacement of inventories, and to make comparisons of operating performance between reporting periods, bp's management believes it is helpful to disclose this measure. The nearest equivalent measure on an IFRS basis is profit or loss attributable to bp shareholders. A reconciliation to IFRS information is provided on page 1. RC profit or loss before interest and tax is bp's measure of profit or loss that is required to be disclosed for each operating segment under IFRS.

Reported recordable injury frequency measures the number of reported work-related employee and contractor incidents that result in a fatality or injury per 200,000 hours worked. This represents reported incidents occurring within bp's operational HSSE reporting boundary. That boundary includes bp's own operated facilities and certain other locations or situations. Reported incidents are investigated throughout the year and as a result there may be changes in previously reported incidents. Therefore comparative movements are calculated against internal data reflecting the final outcomes of such investigations, rather than the previously reported comparative period, as this represents a more up to date reflection of the safety environment.

Retail sites include sites operated by dealers, jobbers, franchisees or brand licensees or joint venture (JV) partners, under the bp brand. These may move to and from the bp brand as their fuel supply agreement or brand licence agreement expires and are renegotiated in the normal course of business. Retail sites are primarily branded bp, ARCO, Amoco, Aral, Thorntons and TravelCenters of America and also includes sites in India through our Jio-bp JV.

Solomon availability - See Refining availability definition.

Strategic convenience sites are retail sites, within the bp portfolio, which sell bp-supplied vehicle energy (e.g. bp, Aral, Arco, Amoco, Thorntons, bp pulse, TA and PETRO) and either carry one of the strategic convenience brands (e.g. M&S, Rewe to Go) or a differentiated bp-controlled convenience offer. To be considered a strategic convenience site, the convenience offer should have a demonstrable level of differentiation in the market in which it operates. Strategic convenience site count includes sites under a pilot phase.

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Glossary (continued)

Surplus cash flow does not represent the residual cash flow available for discretionary expenditures. It is a non-IFRS financial measure that should be considered in addition to, not as a substitute for or superior to, net cash provided by operating activities, reported in accordance with IFRS. bp believes it is helpful to disclose the surplus cash flow because this measure forms part of bp's financial frame.

Surplus cash flow refers to the net surplus of sources of cash over uses of cash, after reaching the $35 billion net debt target. Sources of cash include net cash provided by operating activities, cash provided from investing activities and cash receipts relating to transactions involving non-controlling interests. Uses of cash include lease liability payments, payments on perpetual hybrid bond, dividends paid, cash capital expenditure, the cash cost of share buybacks to offset the dilution from vesting of awards under employee share schemes, cash payments relating to transactions involving non-controlling interests and currency translation differences relating to cash and cash equivalents as presented on the condensed group cash flow statement.

Technical service contract (TSC) - Technical service contract is an arrangement through which an oil and gas company bears the risks and costs of exploration, development and production. In return, the oil and gas company receives entitlement to variable physical volumes of hydrocarbons, representing recovery of the costs incurred and a profit margin which reflects incremental production added to the oilfield.

Tier 1 and tier 2 process safety events - Tier 1 events are losses of primary containment from a process of greatest consequence - causing harm to a member of the workforce, damage to equipment from a fire or explosion, a community impact or exceeding defined quantities. Tier 2 events are those of lesser consequence. These represent reported incidents occurring within bp's operational HSSE reporting boundary. That boundary includes bp's own operated facilities and certain other locations or situations. Reported process safety events are investigated throughout the year and as a result there may be changes in previously reported events. Therefore comparative movements are calculated against internal data reflecting the final outcomes of such investigations, rather than the previously reported comparative period, as this represents a more up to date reflection of the safety environment.

Transition growth - Activities, represented by a set of transition growth engines, that transition bp toward its objective to be an integrated energy company, and that comprise our low carbon activity* alongside other businesses that support transition, such as our power trading and marketing business and convenience.

Underlying effective tax rate (ETR) is a non-IFRS measure. The underlying ETR is calculated by dividing taxation on an underlying replacement cost (RC) basis by underlying RC profit or loss before tax. Taxation on an underlying RC basis for the group is calculated as taxation as stated on the group income statement adjusted for taxation on inventory holding gains and losses and total taxation on adjusting items. Information on underlying RC profit or loss is provided below. Taxation on an underlying RC basis presented for the operating segments is calculated through an allocation of taxation on an underlying RC basis to each segment. bp believes it is helpful to disclose the underlying ETR because this measure may help investors to understand and evaluate, in the same manner as management, the underlying trends in bp's operational performance on a comparable basis, period on period. Taxation on an underlying RC basis and underlying ETR are non-IFRS measures. The nearest equivalent measure on an IFRS basis is the ETR on profit or loss for the period.

We are unable to present reconciliations of forward-looking information for underlying ETR to ETR on profit or loss for the period, because without unreasonable efforts, we are unable to forecast accurately certain adjusting items required to present a meaningful comparable IFRS forward-looking financial measure. These items include the taxation on inventory holding gains and losses and adjusting items, that are difficult to predict in advance in order to include in an IFRS estimate.

Underlying production - 2024 underlying production, when compared with 2023, is production after adjusting for acquisitions and divestments, curtailments, and entitlement impacts in our production-sharing agreements/contracts and technical service contract*.

Underlying RC profit or loss / underlying RC profit or loss attributable to bp shareholders is a non-IFRS measure and is RC profit or loss* (as defined on page 33) after excluding net adjusting items and related taxation. See page 26 for additional information on the adjusting items that are used to arrive at underlying RC profit or loss in order to enable a full understanding of the items and their financial impact.

Underlying RC profit or loss before interest and tax for the operating segments or customers & products businesses is calculated as RC profit or loss (as defined above) including profit or loss attributable to non-controlling interests before interest and tax for the operating segments and excluding net adjusting items for the respective operating segment or business.

bp believes that underlying RC profit or loss is a useful measure for investors because it is a measure closely tracked by management to evaluate bp's operating performance and to make financial, strategic and operating decisions and because it may help investors to understand and evaluate, in the same manner as management, the underlying trends in bp's operational performance on a comparable basis, period on period, by adjusting for the effects of these adjusting items. The nearest equivalent measure on an IFRS basis for the group is profit or loss attributable to bp shareholders. The nearest equivalent measure on an IFRS basis for segments and businesses is RC profit or loss before interest and taxation. A reconciliation to IFRS information is provided on page 1 for the group and pages 6-14 for the segments.

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Glossary (continued)

Underlying RC profit or loss per share / underlying RC profit or loss per ADS is a non-IFRS measure. Earnings per share is defined in Note 7. Underlying RC profit or loss per ordinary share is calculated using the same denominator as earnings per share as defined in the consolidated financial statements. The numerator used is underlying RC profit or loss attributable to bp shareholders, rather than profit or loss attributable to bp ordinary shareholders. Underlying RC profit or loss per ADS is calculated as outlined above for underlying RC profit or loss per share except the denominator is adjusted to reflect one ADS equivalent to six ordinary shares. bp believes it is helpful to disclose the underlying RC profit or loss per ordinary share and per ADS because these measures may help investors to understand and evaluate, in the same manner as management, the underlying trends in bp's operational performance on a comparable basis, period on period. The nearest equivalent measure on an IFRS basis is basic earnings per share based on profit or loss for the period attributable to bp ordinary shareholders.

upstream includes oil and natural gas field development and production within the gas & low carbon energy and oil production & operations segments.

upstream/hydrocarbon plant reliability (bp-operated) is calculated taking 100% less the ratio of total unplanned plant deferrals divided by installed production capacity, excluding non-operated assets and bpx energy. Unplanned plant deferrals are associated with the topside plant and where applicable the subsea equipment (excluding wells and reservoir). Unplanned plant deferrals include breakdowns, which does not include Gulf of Mexico weather related downtime.

upstream unit production costs are calculated as production cost divided by units of production. Production cost does not include ad valorem and severance taxes. Units of production are barrels for liquids and thousands of cubic feet for gas. Amounts disclosed are for bp subsidiaries only and do not include bp's share of equity-accounted entities.

Working capital is movements in inventories and other current and non-current assets and liabilities as reported in the condensed group cash flow statement.

Change in working capital adjusted for inventory holding gains/losses, fair value accounting effects relating to subsidiaries and other adjusting items is a non-IFRS measure. It is calculated by adjusting for inventory holding gains/losses reported in the period; fair value accounting effects relating to subsidiaries reported within adjusting items for the period; and other adjusting items relating to the non-cash movement of US emissions obligations carried as a provision that will be settled by allowances held as inventory. This represents what would have been reported as movements in inventories and other current and non-current assets and liabilities, if the starting point in determining net cash provided by operating activities had been underlying replacement cost profit rather than profit for the period. The nearest equivalent measure on an IFRS basis for this is movements in inventories and other current and non-current assets and liabilities.

bp utilizes various arrangements in order to manage its working capital including discounting of receivables and, in the supply and trading business, the active management of supplier payment terms, inventory and collateral.

Trade marks
Trade marks of the bp group appear throughout this announcement. They include:

bp, Amoco, Aral, bp pulse, Castrol, PETRO, TA, Thorntons and Gigahub

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Cautionary statement

In order to utilize the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995 (the 'PSLRA') and the general doctrine of cautionary statements, bp is providing the following cautionary statement:
The discussion in this results announcement contains certain forecasts, projections and forward-looking statements - that is, statements related to future, not past events and circumstances - with respect to the financial condition, results of operations and businesses of bp and certain of the plans and objectives of bp with respect to these items. These statements may generally, but not always, be identified by the use of words such as 'will', 'expects', 'is expected to', 'aims', 'should', 'may', 'objective', 'is likely to', 'intends', 'believes', 'anticipates', 'plans', 'we see' or similar expressions.
In particular, the following, among other statements, are all forward looking in nature: plans, expectations and assumptions regarding oil and gas demand, supply, prices or volatility; expectations regarding reserves; expectations regarding production and volumes; expectations regarding bp's customers & products business; expectations regarding margins, including sensitivity of fuels margin to costs of supply; expectations regarding the simplification of bp's organizational structure and related cash cost savings; expectations regarding underlying effective tax rate; expectations regarding turnaround and maintenance activity; expectations regarding financial performance, results of operations and cash flows; expectations regarding future project start-ups; expectations regarding bp's customers & products businesses, including TravelCenters of America, Castrol and bp pulse; bp's plans regarding transforming to an IEC; price assumptions used in accounting estimates; bp's plans and expectations regarding the amount and timing of share buybacks and dividends; plans and expectations regarding bp's credit rating, including in respect of maintaining a strong investment grade credit rating and targeting further improvements in credit metrics; plans and expectations regarding the allocation of surplus cash flow to share buybacks and strengthening the balance sheet; plans and expectations regarding LNG sales; plans and expectations the sale of its investments, including those relating to the sale of its Türkiye ground fuels business; plans and expectations regarding investments, collaborations and partnerships in electric vehicle (EV) charging infrastructure; plans and expectations related to bp's transition growth engines, including expected capital expenditures; plans and expectations regarding the amount or timing of payments related to divestment and other proceeds, and the timing, quantum and nature of certain acquisitions and divestments; expectations regarding the timing and amount of future payments relating to the Gulf of Mexico oil spill; plans and expectations regarding bp's guidance for 2024 and the second quarter of 2024, including expected growth, margins, other businesses & corporate underlying annual charge, depreciation, depletion and amortization; plans and expectations regarding capital expenditure for 2024 and 2025; expectations regarding greenhouse gas emissions; and plans and expectations regarding bp-operated projects and ventures, including plans for the Gelsenkirchen refinery site, and its projects, joint ventures, partnerships and agreements with commercial entities and other third party partners.
By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future and are outside the control of bp.
Actual results or outcomes, may differ materially from those expressed in such statements, depending on a variety of factors, including: the extent and duration of the impact of current market conditions including the volatility of oil prices, the effects of bp's plan to exit its shareholding in Rosneft and other investments in Russia, overall global economic and business conditions impacting bp's business and demand for bp's products as well as the specific factors identified in the discussions accompanying such forward-looking statements; changes in consumer preferences and societal expectations; the pace of development and adoption of alternative energy solutions; developments in policy, law, regulation, technology and markets, including societal and investor sentiment related to the issue of climate change; the receipt of relevant third party and/or regulatory approvals; the timing and level of maintenance and/or turnaround activity; the timing and volume of refinery additions and outages; the timing of bringing new fields onstream; the timing, quantum and nature of certain acquisitions and divestments; future levels of industry product supply, demand and pricing, including supply growth in North America and continued base oil and additive supply shortages; OPEC+ quota restrictions; PSA and TSC effects; operational and safety problems; potential lapses in product quality; economic and financial market conditions generally or in various countries and regions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations and policies, including related to climate change; changes in social attitudes and customer preferences; regulatory or legal actions including the types of enforcement action pursued and the nature of remedies sought or imposed; the actions of prosecutors, regulatory authorities and courts; delays in the processes for resolving claims; amounts ultimately payable and timing of payments relating to the Gulf of Mexico oil spill; exchange rate fluctuations; development and use of new technology; recruitment and retention of a skilled workforce; the success or otherwise of partnering; the actions of competitors, trading partners, contractors, subcontractors, creditors, rating agencies and others; bp's access to future credit resources; business disruption and crisis management; the impact on bp's reputation of ethical misconduct and non-compliance with regulatory obligations; trading losses; major uninsured losses; the possibility that international sanctions or other steps taken by governmental authorities or any other relevant persons may impact bp's ability to sell its interests in Rosneft, or the price for which bp could sell such interests; the actions of contractors; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism; cyber-attacks or sabotage; and those factors discussed under "Risk factors" in bp's Annual Report and Form 20-F for fiscal year 2023 as filed with the US Securities and Exchange Commission.

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Contacts

	London	Houston

Press Office	David Nicholas	Paul Takahashi
	+44 (0) 7831 095541	+1 713 903 9729

Investor Relations	Craig Marshall	Graham Collins
bp.com/investors	+44 (0) 203 401 5592	+1 832 753 5116

BP p.l.c.'s LEI Code 213800LH1BZH3D16G760

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 07 May 2024
/s/ Ben J. S. Mathews
------------------------
Ben J. S. Mathews
Company Secretary